Sub-Item 102P2 Exhibit (Response to Sub-
Item 77Q2 ? Item 405 of Reg. S-K Disclosure)

Based on a review of reports filed by the fund?s directors and executive officers, the fund?s investment advisor, officers and directors of the investment advisor, affiliated persons of the investment advisor and beneficial holders of 10% or more of the fund?s outstanding stock, and written representations by the reporting persons that no year-end reports were required for such persons, all filings required for the fiscal year ended September 30, 2007 were timely except that Robert A. Kloby, the Chief
Compliance Officer of the fund, filed a Form 3 forty-six days late. Mr. Robbins has since corrected his omission by making the necessary filing.



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